As filed with the Securities and Exchange Commission on November 3, 2006     Registration No. 333-108706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts

of

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of Global Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of Global Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of September 22, 2003, among Controladora Comercial Mexicana, S.A. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of Global Depositary Receipts issued thereunder. - Filed previously.

b.1

Letter Agreement dated as of May 23, 2003, among Controladora Comercial Mexicana, S.A. de C.V., Citibank N.A. and The Bank of New York. - Filed previously.

b.2

Form of letter agreement from The Bank of New York to Controladora Comercial Mexicana S.A. de C.V. relating to pre-release activities. -  Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the GDRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an GDR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 3, 2006.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for Units consisting of Series B Shares and Series C Shares, each with no par value of, Controladora Comercial Mexicana, S.A. de C.V.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen Murray

Name: Allen Murray

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, Controladora Comercial Mexicana, S.A. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Mexico, D.F., Mexico on November 3, 2006.

Controladora Comercial Mexicana, S.A. de C.V.

By: /s/ Francisco Martínez de la Vega

Name: Francisco Martínez de la Vega
Title: Chief Financial and Administrative Officer

Each person whose signature appears below hereby constitutes and appoints Carlos González Zabalegui and Francisco Martínez de la Vega, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on November 3, 2006.

_________________________ Name: Carlos González Nova Honorary Chairman of the Board and Director	/s/ Javier Cantú Charles Name: Javier Cantú Charles Director
/s/ Guillermo González Nova Name: Guillermo González Nova Chairman of the Board and Director	/s/ Santiago García García Name: Santiago García García Director
/s/ Jaime González Nova Name: Jaime González Nova Vice Chairman of the Board and Director	/s/ Fermín Sobero San Martin Name: Fermín Sobero San Martin Director
/s/ Carlos González Zabalegui Name: Carlos González Zabalegui Director, Vice Chairman of the Board and Chief Executive Officer	_________________________ Name: José Ignacio Llano Gutiérrez Director
_________________________ Name: Elena González Guerra Director	_________________________ Name: Raúl J. Alvarado Herroz Director
_________________________ Name: Pablo J. González Guerra Director	_________________________ Name: Antonio González Sánchez Controller
/s/ Francisco Martínez de la Vega Name: Francisco Martínez de la Vega Director (Principal Financial and Principal Accounting Officer)
/s/ Donald Puglisi Name: Donald Puglisi Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
5	Certification under Rule 466.